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SECURI 08032373 MISSION

SEC FILE NUMBER
8-44870

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

1st Global Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8150 North Central Expressway, Suite 500
(No. and Street)

Dallas	TX	75206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
NOV 06 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
AUG 22 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/21/08

OATH OR AFFIRMATION

I, E. Paul Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Capital Corp., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. CARPENTER
MY COMMISSION EXPIRES
APRIL 11, 2009

Signature

Vice President & CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1st Global Capital Corp.

Report Pursuant to Rule 17a-5(d)

Year Ended June 30, 2008

1st Global Capital Corp.

Contents

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
1st Global Capital Corp.

We have audited the accompanying statement of financial condition of 1st Global Capital Corp. as of June 30, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Global Capital Corp. as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
August 8, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

PROPRIETARY
&
CONFIDENTIAL

1st Global Capital Corp.
Statement of Financial Condition
June 30, 2008

ASSETS

Cash	$ 5,054,123
Cash segregated under federal and other regulations	153,169
Receivable from brokers and dealers	2,007,336
Other assets	237,572
Investments-non marketable	4,831
Intercompany receivable	2,148
	$ 7,459,179

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 25,359
Payable to brokers and dealers	86,078
Commissions payable	1,245,511
Deferred revenue	64,912
Securities sold not yet purchased	5
State income taxes payable	135,759
Intercompany payables	1,245,742
	2,803,366
Stockholder's equity:	
Common stock - no par, 10,000 shares authorized, 10 shares issued and outstanding	24,000
Retained earnings	4,631,813
Total stockholder's equity	4,655,813
	$ 7,459,179

The accompanying notes are an integral part of these financial statements.

PROPRIETARY
&
CONFIDENTIAL

1st Global Capital Corp.

Statement of Income

For the Year Ended June 30, 2008

Revenues	
Commission income	$ 68,561,162
Interest income	133,985
Realized gains and losses	500
Other revenue	3,697,535
	72,393,182
Expenses	
Registered representatives commissions	48,265,547
Clearance fees	2,050,393
Losses in error account and bad debts	158,646
Regulatory fees and expenses	678,774
Other expenses	17,151,061
	68,304,421
Income before income tax	4,088,761
Federal income taxes	1,366,653
State income taxes	69,193
Net income	$ 2,652,915

The accompanying notes are an integral part of these financial statements.

PROPRIETARY
&
CONFIDENTIAL

1st Global Capital Corp.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2008

	Common Stock	Retained Earnings	Total
Balances at June 30, 2007	$ 24,000	$ 4,528,898	$ 4,552,898
Dividends paid		(2,550,000)	(2,550,000)
Net income		2,652,915	2,652,915
Balances at June 30, 2008	$ 24,000	$ 4,631,813	$ 4,655,813

The accompanying notes are an integral part of these financial statements.

PROPRIETARY
&
CONFIDENTIAL

1st Global Capital Corp.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2008

Balance, at June 30, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance, at June 30, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

PROPRIETARY & CONFIDENTIAL

1st Global Capital Corp.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities	
Net income	$ 2,652,915
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from brokers and dealers	186,394
Decrease in other assets	75,788
Decrease in intercompany receivable	46,653
Decrease in accounts payable and accrued expenses	(126,999)
Decrease in payable to brokers and dealers	(137,445)
Decrease in commissions payable	(246,424)
Increase in deferred revenue	3,281
Decrease in payable to Parent – income taxes	(176,017)
Increase in securities sold not yet purchased	5
Increase in state income taxes payable	68,913
Increase in intercompany payables	1,025,977
Net cash provided (used) by operating activities	3,373,041
Cash flows from investing activities	
Decrease in securities owned - marketable	23,657
Increase in investments – non-marketable	(80)
Net cash provided (used) by investing activities	23,577
Cash flows from financing activities	
Dividends paid	(2,550,000)
Net cash provided (used) by financing activities	(2,550,000)
Net increase in cash	846,618
Cash at beginning of year	4,360,674
Cash at end of year	$ 5,207,292
Supplemental disclosures of cash flow information	
Cash paid for:	
Interest	$ -0-
Income taxes	$ 1,369,713

The accompanying notes are an integral part of these financial statements.

Note 1 - General Information and Summary of Significant Accounting Policies

The Company is a wholly owned subsidiary of 1st Global, Inc. (the "Parent").

1st Global Capital Corp. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (S.E.C.) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities commissions related to the service and maintenance of accounts held by product sponsors are recognized as income when received.

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily

Note 2 - Net Capital Requirements, continued

basis. At June 30, 2008, the Company had net capital of approximately $4,398,927 and net capital requirements of $186,890. The Company's ratio of aggregate indebtedness to net capital was .64 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Cash Segregated Under Federal and Other Regulations

Cash of $153,169 has been segregated in a special bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. $86,078 is owed to various mutual funds for the purchase of securities by customers and is included in payable to brokers and dealers.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. There are no material book and tax differences.

In May 2006, the State of Texas adopted House Bill 3 ("HB3"), which modified the state's franchise tax structure, replacing the previous tax based on capital or earned surplus with a margin tax (the Texas Margin Tax), which is applicable to corporations, effective with franchise tax reports filed on or after January 1, 2008. The Texas Margin Tax is computed by applying the applicable tax rate (1%) to the profit margin, which is generally determined by total revenue less either cost of goods sold or compensation as applicable. Although HB3 states that the Texas Margin Tax is not an income tax, the Company believes that SFAS No. 109, applies to the Texas Margin Tax and is reflected as a state income tax.

Note 5 - Related Party Transactions

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. Essentially all operating costs and expenses of the group are incurred by an affiliate. The Company paid the affiliate $16,855,662 during the year ended June 30, 2008. This amount is included in other expenses.

Note 6 - Possession or Control Requirement

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities.

Note 7 - Concentration Risk

At June 30, 2008, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

June 30, 2008

Schedule I

1st Global Capital Corp.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of June 30, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 4,655,813
Add:	
Other allowable credits	-0-
Total capital and allowable credits	4,655,813
Less:	
Non allowable assets:	
Other assets	(237,333)
Investments-non marketable	(4,831)
Intercompany receivables method against intercompany payables	(2,148)
Other deductions and/or charges:	
Excess fidelity bond deductible	(12,573)
Net capital before haircuts on securities positions	4,398,928
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	
Other securities	(1)
Net capital	$ 4,398,927

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 25,359
Payable to brokers and dealers	86,078
Commissions payable	1,245,511
Deferred revenue	64,912
State income taxes payable	135,759
Intercompany payable	1,245,742
Total aggregate indebtedness	$ 2,803,361

Schedule I (continued)

1st Global Capital Corp.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 186,890
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 186,890
Net capital in excess of required minimum	$ 4,212,037
Excess net capital at 1000%	$ 4,118,590
Ratio: Aggregate indebtedness to net capital	.64 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

1st Global Capital Corp.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of June 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: National Financial Services L.L.C.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
1st Global Capital Corp.

In planning and performing our audit of the financial statements and supplemental information of 1st Global Capital Corp. (the "Company"), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
August 8, 2008

END